                       SECURITIES AND EXCHANGE COMMISSION
                            Washington, D.C. 20549

                                   FORM 6-K

                           REPORT OF FOREIGN ISSUER
                     PURSUANT TO RULE 13a-16 OR 15d-16 OF
                      THE SECURITIES EXCHANGE ACT OF 1934

                        Commission File Number 1-15194

                              dated July 15, 2002

                    COMPANHIA DE BEBIDAS DAS AMERICAS-AMBEV
            (Exact Name of Registrant as Specified in its Charter)

                        AMERICAN BEVERAGE COMPANY-AMBEV
                (Translation of Registrant's Name into English)

          Avenida Maria Coelho Aguiar, 215, Bloco F, 6(o) andar
                        05804-900 Sao Paulo, SP, Brazil
                   (Address of principal executive offices)

Indicate  by check mark
whether the  registrant  files or will file annual reports under cover Form 20-F or Form 40-F.

         Form 20-F  [X]             Form 40-F  [ ]

Indicate  by check mark
whether the registrant by furnishing the  information  contained in this Form is also thereby  furnishing  the  information  to the  Commission  pursuant to Rule
12g3-2(b) under the Securities Exchange Act of 1934.

         Yes  [ ]                           No  [X]

-------------------------------------------------------------------------

                                  SIGNATURES

Pursuant  to  the
requirements  of the  Securities  Exchange Act of 1934,  the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.
Date: July 15, 2002

                           COMPANHIA DE BEBIDAS DAS AMERICAS-AMBEV

                               By: [Luis Felipe P. Dutra Leite]

                            -------------------------------------
                              Name:  Luis Felipe P. Dutra Leite
                    Title: Chief Financial Officer and Investor Relations

                             CAUTIONARY STATEMENT
                     REGARDING FORWARD-LOOKING INFORMATION

Statements  contained in
this  press  release  may  contain  information,  which is  forward-looking  and reflects  management’s  current  view  and  estimates  of  future  economic circumstances,  industry conditions, company performance, and financial results.
Any statements,  expectations,  capabilities, plans and assumptions contained in this press  release that do not describe  historical  facts,  such as statements regarding  the  declaration  or payment of  dividends,  the  direction of future operations,  the implementation of principal operating and financing  strategies and  capital  expenditure  plans,  the  factors  or trends  affecting  financial condition,  liquidity or results of operations,  and the  implementation  of the measures required under AmBev’s performance agreement entered into with the
Brazilian Antitrust Authority (Conselho Administrativo de Defesa Economica CADE)
are forward-looking statements within the meaning of the U.S. Private Securities
Litigation  Reform Act of 1995 and involve a number of risks and  uncertainties.
There is no guarantee that these results will actually occur. The statements are based on many  assumptions and factors,  including  general  economic and market conditions,  industry  conditions,  and operating  factors.  Any changes in such assumptions  or factors  could cause actual  results to differ  materially  from current expectations.
F - 2
Reports of Independent Accountants                                          F-2
Consolidated Balance Sheet                                                  F-4
Consolidated Statement of Operations                                        F-6
Consolidated Statement of Cash Flows                                        F-8
Statements of Changes in Shareholders' Equity                               F-11
Notes to Financial Statements                                               F-15

                                  Companhia de
                        Bebidasdas Américas - AmBev

                             Consolidated Financial
                                 Statements at

                                  December 31,
                               2001 and 2000, and

                                  for Each of
                             the Three Years in the

                                  Period Ended
                               December 31, 2001

                                   Report of
                            Independent Accountants

                   To the Board of Directors and Shareholders
                   Companhia de Bebidas das Americas - AmBev

In our opinion,  based upon
our audits  and the  report of other  auditors,  the  accompanying  consolidated balance sheets and the related  consolidated  statements of operations,  of cash flows  and of  changes  in  shareholders’  equity  present  fairly,  in all
material   respects,   the  financial  position  of  Companhia  de  Bedidas  das
Américas  - AmBev and its  subsidiaries  at December 31, 2001 and 2000, and the results of their operations and their cash flows for each of the three years in the period ended December 31, 2001, in conformity with accounting  principles generally accepted in the United States of America.  These financial  statements are the responsibility of the company’s  management;  our responsibility is to express an opinion on these financial  statements based on our audits. We did not audit the financial  statements of Companhia Antarctica Paulista - Industria
Brasileira  de  Bebidas  e  Conexos  (“Antarctica”),   a  wholly-owned
subsidiary  accounted  for on the equity  method as of December 31, 1999 and for the period from July 1 to December 31,  1999.  The  company’s  consolidated statement of operations for the period from July 1 to December 31, 1999 includes equity in losses of Antarctica of  US$ 179,116  thousand.  Those statements were audited by other  auditors  whose report  thereon has been furnished to us, and our opinion expressed herein,  insofar as it relates to the amounts included for Antarctica for 1999, is based solely on the report of the other auditors. We conducted our audits of these  statements in accordance with auditing  standards generally  accepted in the United States of America,  which require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement.  An audit includes examining, on a test basis,  evidence  supporting  the amounts and  disclosures in the financial statements,  assessing the accounting  principles used and significant estimates made by management, and evaluating the overall financial statement presentation.
We  believe  that our  audits  and the  report of the other  auditors  provide a reasonable basis for our opinion.

PricewaterhouseCoopers                                          February 1, 2002
Auditores Independentes
Sao Paulo, Brazil

                         Report of Independent Auditors

                   To the Board of Directors and Shareholders
             of Companhia Antarctica Paulista Industria Brasileira
                  de Bebidas e Conexos - Sociedade de Comando

We have  audited  the  accompanying  consolidated  balance  sheets of  Companhia
Antarctica Paulista  Indústria  Brasileira de Bebidas e Conexos - Sociedade de Comando  and its  subsidiaries  as of  December  31,  1999 and 1998,  and the related  consolidated  statements of operations,  comprehensive loss, cash flows and changes in  shareholders’  equity (deficit) for each of the three years in the period ended December 31, 1999,  all expressed in United States  dollars.
These  financial   statements  are  the  responsibility  of  the  Company’s
management.  Our  responsibility  is to express  an  opinion on these  financial statements based on our audits.

We conducted our audits in accordance with auditing standards generally accepted in the  United  States of  America.  Those  standards  require  that we plan and perform the audit to obtain  reasonable  assurance  about  whether the financial statements are free of material misstatement.  An audit includes examining, on a test basis,  evidence  supporting  the amounts and  disclosures in the financial statements.  An audit also includes assessing the accounting principles used and significant  estimates  made by  management,  as well as evaluating  the overall
financial  statement  presentation.   We  believe  that  our  audits  provide  a
reasonable basis for our opinion.

In our opinion,  the  accompanying  consolidated  financial  statements  present fairly, in all material respects, the financial position of Companhia Antarctica
Paulista  Indústria  Brasileira de Bebidas e Conexos - Sociedade de Comando
and its  subsidiaries as of December 31, 1999 and 1998, and the results of their operations  and their cash flows for each of the three years in the period ended
December 31, 1999, in conformity with accounting  principles  generally accepted in the United States of America.

Deloitte Touche Tohmatsu              Sao Paulo, Brazil
Auditores Independentes               March 24, 2000, except as to Note 20 which
                                      is dated as of June 6, 2000

                                  Companhia de
                       Bebidas das Américas - AmBev

Consolidated Balance
SheetAt December 31

Expressed in
thousands of United States dollars
---------------------------------------------------------------------------------------------------------------------------------------

ASSETS                                                       2001                 2001
                                                ------------------   ------------------

Current assets
    Cash and cash equivalents                             997,924              281,854
    Restricted cash - Zerrenner Foundation (Note 16(b))    56,590               34,651
    Trading securities                                     54,700              231,608
    Trade accounts receivable, net (Note 7)               341,337              359,530
    Sales and income taxes recoverable                    141,978              116,178
    Inventories (Note 8)                                  347,493              301,844
    Prepaid expenses                                       25,638               18,005
    Deferred income tax (Note 6)                           16,346               10,104
    Other                                                  64,383               59,507
                                                ------------------   ------------------

                                                        2,046,389            1,413,281
                                                ------------------   ------------------
Investments
    Investment in affiliates                               44,942               26,879
    Other                                                  12,128                9,950
                                                ------------------   ------------------

                                                           57,070               36,829
                                                ------------------   ------------------

Goodwill and intangible assets, net (Note 9)              273,660              270,673
                                                ------------------   ------------------

Property, plant and equipment, net (Note 10)            1,242,897            1,472,545
                                                ------------------   ------------------

Other assets
    Receivables from affiliated companies                  23,500               47,730
    Prepaid expenses                                       35,031               18,312
    Deferred income tax (Note 6)                          499,454              531,054
    Sales taxes recoverable                                76,476               20,748
    Prepaid pension benefit cost (Note 16 (c))             17,972               19,796
    Restricted deposits for legal proceedings              76,348               51,386
    Tax incentive investments                              23,663               32,931
    Assets held for sale                                   54,760               23,933
    Other                                                  43,003               32,578
                                                ------------------   ------------------

                                                          850,207              778,468
                                                ------------------   ------------------

                                                        4,470,223            3,971,796
                                                ==================   ==================

                                                                 F - 8
                              Companhia de Bebidas
                           das Américas - AmBev

                                  Consolidated
                          Balance SheetAt December 31

          Expressed in thousands of United States dollars (continued)
---------------------------------------------------------------------------------------------------------------------------------------

The  accompanying  notes are an integral  part of these  consolidated  financial statements.

                                                                 F - 5

LIABILITIES N SHAREHOLDERS' EQUITY                                 2001                 2000
                                                      ------------------   ------------------

Current liabilities
    Suppliers                                                   242,444              293,817
    Payroll, profit sharing and related charges                  60,687               59,016
    Taxes on sales                                              255,362              253,350
    Short-term debt                                             594,945              416,206
    Current portion of long-term debt                           120,816              201,932
    Interest attributed to shareholders' equity, gross of tax    45,739               72,060
    Income tax and social contribution                           29,088               13,519
    Other                                                        70,502               56,166
                                                      ------------------   ------------------

                                                              1,419,583            1,366,066
                                                      ------------------   ------------------

Long-term liabilities
    Long-term debt                                            1,125,052              405,129
    Accrued liability for legal proceedings                     281,429              310,979
    Sales tax deferrals and other tax credits                   250,255              308,391
    Post-retirement benefits                                     53,651               61,041
    Other                                                         6,379               29,845
                                                      ------------------   ------------------

                                                              1,716,766            1,115,385
                                                      ------------------   ------------------

Minority interest                                                32,467              222,449
                                                      ------------------   ------------------

Commitments and contingencies (Note 17)

Shareholders equity

Preferred shares                                               611,161              475,714
Common shares                                                  176,783              156,344
Treasury shares - preferred                                   (171,587)             (68,694)
Treasury shares - common                                      (562,708)            (454,506)
Additional paid-in capital                                     510,825              525,776
Advances to employees for purchase of shares                   (92,764)             (84,460)
Appropriated retained earnings                                  27,037               12,023
Unappropriated retained earnings                             1,634,454            1,366,335
Cumulative translation adjustment                             (831,794)            (660,636)
                                                     ------------------   ------------------

                                                             1,301,407            1,267,896
                                                     ------------------   ------------------

                                                             4,470,223            3,971,796
                                                     ==================   ==================

                                  Companhia de
                          Bebidas das Amricas - AmBev

                             Consolidated Statement
                  of OperationsFor the years ended December 31

Expressed in thousands of United States dollars, except number of shares                                            (continued)
---------------------------------------------------------------------------------------------------------------------------------------
The accompanying notes are an integral part of these consolidated financial statements.
                                                                F - 7

                                  Companhia de
                       Bebidas das Américas - AmBev
                             Consolidated Statement
                  of OperationsFor the years ended December 31

    Expressed in thousands of United States dollars, except number of shares
---------------------------------------------------------------------------------------------------------------------------------------

                                  Companhia de
                       Bebidas das Américas - AmBev

                             Consolidated Statement
                  of Cash FlowsFor the years ended December 31

          Expressed in thousands of United States dollars (continued)
---------------------------------------------------------------------------------------------------------------------------------------

                                  Companhia de
                          Bebidas das Americas - AmBev

                             Consolidated Statement
                  of Cash FlowsFor the years ended December 31
                                  Expressed in
                       thousands of United States dollars
--------------------------------------------------------------------------------------------------------------------------------------- F - 8
                              Companhia de Bebidas
                              das Americas - AmBev

                                  Consolidated
             Statement of Cash FlowsFor the years ended December 31

          Expressed in thousands of United States dollars (continued)
---------------------------------------------------------------------------------------------------------------------------------------
The accompanying notes are an integral part of these consolidated financial statements. F - 10
                                  Companhia de
                       Bebidas das Americas - AmBev

           Consolidated Statement of Changes in Shareholders' Equity
                        For the years ended December 31
                Expressed in thousands of United States dollars,
           except number of shares and distributions to shareholders
--------------------------------------------------------------------------------------------------------------------------------------- F - 11
                              Companhia de Bebidas
                              das Americas - AmBev

           Consolidated Statement of Changes in Shareholders' Equity
                        For the years ended December 31
                Expressed in thousands of United States dollars,
     except number of shares and distributions to shareholders (continued)
--------------------------------------------------------------------------------------------------------------------------------------- F - 13

The accompanying notes are an integral part of these financial statements.

                                                                F - 14

                                  Companhia de
                          Bebidas das Americas - AmBev

                             Notes to the Financial
                            StatementsAt December 31

    Expressed in thousands of United States dollars, unless otherwise stated
---------------------------------------------------------------------------------------------------------------------------------------

Companhia de
Bebidas das Américas - AmBev

Notes to the Financial
StatementsAt December 31

Expressed in thousands of United States dollars, unless otherwise stated
--------------------------------------------------------------------------------------------------------------------------------------- F - 51
1 Our group
and operations

(a) Our business Companhia de Bebidas das Americas (AmBev or ;we) is a Brazilian
limited  liability  company.  We,  together  with  our  subsidiaries,  including
Companhia  Brasileira de Bebidas (CBB) - formely both Cervejaria Brahma (Brahma)
and  Companhia  Antarctica  Paulista - Indstria  Brasileira de Bebidas e Conexos
(Antarctica),   produce,  distribute  and  sell  beer,  soft  drinks  and  other non-carbonated  beverages,  including isotonic sport drinks,  fruit juices, teas and water, in Brazil and other South American countries.
On  July 1, 1999,  the

controlling  shareholders  of Brahma  and  Antarctica  formed  AmBev,  a holding company  to  which  were  contributed  shares  of  Brahma  and  Antarctica.  The combination of Brahma,  the  predecessor to AmBev for accounting  purposes,  and
Antarctica  was accounted for using the purchase  method.  On September 15, 1999 all the  non-controlling  shareholders  of Antarctica  exchanged their shares of
Antarctica  for  shares  of  AmBev  (the   “Antarctica   conversion),
resulting in AmBev owning all outstanding  Antarctica  shares.  On September 14,
2000,  all  remaining  outstanding  shares of Brahma not yet exchanged for AmBev shares  were  converted  into  shares  of the  same  type and  class  of  AmBev.

The completion of the combination  required the approval of Brazilian  antitrust authorities (the CADE);  interim  restrictions imposed by the antitrust resulted in not  consolidating  Antarctica  until that  approval was  obtained.  However, because we exercised significant influence over Antarctica, we accounted for our
100% interest in Antarctica  under the equity method for the period between July
1, 1999 and March 31, 2000. A favorable  ruling from the  antitrust  authorities was handed down on April 7, 2000 allowing us to fully consolidate our investment in Antarctica as of April;1,;2000.  At that time, CADE issued some requirements, which have not  significantly  affected our business  other than the sale of the
Bavaria brand as discussed below. The agreement with CADE has a five-year term.

On October 27, 2000, we merged the Brahma Welfare  Foundation with the Zerrenner
Foundation,  both of which provide  employee  benefits and are  shareholders  of
AmBev. As a substantial part of these assets are represented by shares in AmBev, these shares have been reflected as treasury shares thereby  reducing the number of outstanding shares (Note 2(m)).

On April 1, 2001,  Brahma was incorporated by Antarctica which changed its name to CBB. As at December 31, 2001,  AmBev held 100% of the voting shares and 99.7%
of the total shares of CBB.

(i) The sale of the Bavaria  brand Under the CADE  ruling,  we were  required to dispose  of five  plants  one of which  was  owned by our  affiliate  Cervejaria
Miranda Corrêa S.A. (“Miranda  Corrêa”).  On October 1, 2000
we incorporated Bavaria S.A.  (“Bavaria”)  to which we contributed all five plants to be sold. On November 6, 2000, we agreed to sell Bavaria to Molson
Inc.  (“Molson”),  a Canadian corporation pursuant to Distribution and
Stock Purchase  Agreements.  These  agreements  became effective five days after
CADE;s  approval of the sale which was granted on  December 20,  2000.

The purchase  consideration,  was US$ 213,000  (US$ 200,635  excluding
Miranda  Corrêa  proceeds) of which  US$ 98,000  was paid by Molson on
December  22,  2000.  A  discount  was  applied  to  the  first  installment  as
Bavaria’s market share was below 4% at December 31, 2000 which, pursuant to the  Distribution  and  Stock  Purchase  agreement,  reduced  the  consideration received to US$ 94,400.  A contingent consideration is payable by Molson in the event the Bavaria brand attains  specified market shares,  as measured by an independent market research firm. A minimum market share of the Bavaria brand of
6.5%, in addition to  intermediary  targets,  must be attained by 2005 to assure receipt of the full contingent  price. We have not recorded the contingent asset of US$ 115,000.

(ii)  The Antarctica transaction

AmBev’s  consolidated  financial  information as of and for the years ended
December 31, 2001 and 2000 reflect our  consolidated  interest in Antarctica and the related  purchase  accounting  adjustments  associated  with the purchase of
Antarctica as of July 1, 1999.

The excess  purchase  consideration  over the  historical  book value of the net assets acquired and liabilities assumed was allocated as follows:

                                                         ------------------

Purchase consideration                                            US$ 281,118
Antarctica's shareholders' equity                                     (51,536)
                                                              ------------------

Excess purchase consideration                                     US$ 229,582
                                                              ------------------

    Tangible assets - Property, plant and equipment                US$ 72,737
    Trademarks                                                        175,000
    Distribution networks                                              50,000
    Software                                                            7,607
    Deferred taxes on temporary differences at date of acquisition    (75,762)
                                                             -------------------

                                                                   US$ 229,582
                                                             ===================

The fair  value  allocated  to  tangible  assets  is being  depreciated  over an estimated  average useful life of 10 years;  through  December 31, 2001 the fair value  allocated  to  trademarks  was  being  depreciated  over  40  years,  the distributors network over 30 years and the software over 5 years.

We  recognized  losses  from this  equity  investment  in the  six-months  ended
December  31,  1999 of US$  179,116  and in the three  months  prior to the CADE approval and consolidation on April 1, 2000 of US$ 49,879.

(iii)    Joint Venture, licensing and distribution agreements

In December  2000,  AmBev and Souza Cruz S.A.  incorporated  the company  Agrega
Inteligência em Compras Ltda. (“Agrega”), in which we own 50%, to manage the process of purchasing indirect materials and services through a B2B -
Business to Business Internet portal.
AmBev   maintains  a

franchising agreement with PepsiCo International, Inc. (“PepsiCo”) for bottling,  sales and  distribution  of Pepsi  products in Brazil,  including the
Gatorade  isotonic  drink  starting in 2002.  Currently,  the agreement is valid until 2017 and may be renewed for additional  10-year periods,  or terminated by any party with a two year prior notice.

There is also an agreement with PepsiCo for bottling,  sale and  distribution of
“Guaraná  Antarctica”  soft drink on the part of PepsiCo  outside
Brazil,  under  which the product is already  being sold in Portugal  and Puerto
Rico.

The company also has licensing  agreements with Carlsberg and Miller Brewing Co.
for the  production  of Carlsberg  and Miller  beers,  and a joint  venture with
Unilever do Brasil Ltda. for the production and distribution of Lipton Ice Tea.

(b)Our group consolidation principles

The  consolidated  financial  statements  include  our  accounts  of AmBev,  CBB
(formerly each of Brahma and Antarctica),  the Zerrenner  Foundation (Note 2(m))
and those of the more  significant  subsidiaries  listed below.  All significant inter-company  accounts and  transactions  are  eliminated.  Direct and indirect ownership  percentages  of the capital of  significant  subsidiary  companies at
December 31 are presented below:

(1) Antarctica subsidiary consolidated as of April 1, 2000.
(2) Arosuco  Aromas e Sucos S.A.  was formed in 1999,  upon a  carve-out  of its operation from Miranda Correa.
(3)  Consolidated  as  control  ultimately  rests  with us,  through  direct and indirect ownership.

(c) Investments in equity affiliates

Investments  in  affiliated  companies  in which we have the ability to exercise significant  influence  over the operating and financial  policies are accounted for under the equity method. Accordingly,  our share of net earnings (losses) of these  companies is included in consolidated  results of operations.  Direct and
indirect  ownership   percentages  of  the  voting  and  non-voting  capital  of significant affiliated companies at December 31 are presented below:

Until April 7, 2000, interim  restrictions  imposed by CADE prevented AmBev from proceeding  with the  integration.  For the same  reasons,  AmBev did not have a controlling  financial interest in Antarctica until April 7, 2000, for U.S. GAAP purposes. However, AmBev does believe that while these restrictions did preclude consolidation  until April 7, 2000, we did exercise  significant  influence over
Antarctica.  Accordingly,  in 1999 and  through  the  first  quarter  of 2000 we treated our  investment  under the equity method rather than  consolidating  our interest in Antarctica.  As from April 1, 2000 Antarctica is fully  consolidated into AmBev.

(2)  Accounted  for under the  equity  method as we have a 50%  interest  in the investee’s voting share capital and do not exercise control.

(3) We have  suspended
applying  the equity  method in relation to Miranda  Corrêa  and ITB as our investment in each subsidiary has been reduced to zero. Accordingly,  because we have a commitment to cover our  investee’s  losses,  at December 31, 2001 a provision for additional losses in excess of the carrying amount of our original investments,  totaling  US$  3,894  (2000 - US$  18,739)  has been  included  in
“Other long-term liabilities”.

(4)  Consolidated as from
November 2001, as we acquired the remaining 50% interest from Miller Brewing Co.
We then changed its name to BSA Bebidas Ltda.

(5) Consolidated as from May, 2001 (Note 9(iii)).

(6)  We  have a 26.2%
interest in the voting capital of Special  Purpose  Vehicles Salus S.A. which in turn owns 57.3% of the voting capital of Compañia Salus S.A.

 Other  investments in which
we do not exercise significant influence or have less than a 20% interest in the voting capital are accounted for at cost.

2 Summary of our significant accounting policies

(a)      Basis of presentation of our financial statements

The consolidated  financial  statements,  which include our financial statements and those of our majority-owned  subsidiaries,  have been prepared in accordance
with  United  States  Generally   Accepted   Accounting   Principles   (“US
GAAP”),  which differ from the Brazilian  accounting  principles applied in our statutory financial statements.

Shareholders’  equity and net income included in these financial statements differ from those  included in the statutory  accounting  records as a result of differences  between the rate of  devaluation of the Brazilian Real (R$) against the United States dollar, indices mandated for indexation of statutory financial statements  in  the  past  in  Brazil,  and  adjustments  made  to  reflect  the requirements of U.S. GAAP.

AmBev’s  consolidated  financial  information  as of and for the year ended
December  31, 2001  reflects  our 100%  interest in  Antarctica  (now CBB) on an equity basis through April 1, 2000 and our  consolidated  interest in Antarctica since that date.  AmBev’s  consolidated financial information as of and for the three years ended  December 31, 2001 reflects the  integration of the Brahma shareholders  who exchanged their shares for AmBev shares on September 14, 2000, retroactively.

In preparing these consolidated financial statements, our management is required to make estimates and  assumptions  that affect the reported  amounts of assets, liabilities,  sales and  expenses  for the  reporting  periods.  Such  estimates include the  selection  of useful lives of property,  plant and  equipment,  and goodwill, provisions necessary for contingent liabilities,  income tax valuation allowances and other similar evaluations. Losses and future results are affected by these estimates.

Comprehensive  net income  (loss) is  presented  in the  statement of changes in shareholders’  equity and consists of net income (loss) and the  cumulative translation adjustment for the year.
(b) Basis of translation

In these  financial  statements,  we have used the U.S.  dollar as our reporting currency. The U.S. dollar amounts for the periods presented have been remeasured
(translated) from the Brazilian currency amounts in accordance with the criteria set forth in  Statement  of  Financial  Statements  ("SFAS")  No.  52,  "Foreign
Currency Translation".

The  functional  currency for all periods in these  financial  statements is the local currency  (Brazilian  Real). We have translated all assets and liabilities
into  U.S.   dollars  at  the  current   exchange  rate  (December  31,  2001  -
R$ 2.3204:    US$ 1.00,    December   31,   2000   -   R$ 1.9554:
US$ 1.00)  and all accounts in the  statements of operations and cash flows at  the  average  rates  of  exchange  in  effect  during  the  period  (2001  -
R$ 2.3506:  US$ 1.00;  2000 -  R$ 1.8303:  US$ 1.00;  1999 -
R$ 1.8148:  US$ 1.00).  The translated  amounts include local currency indexation  and exchange  variances  on assets and  liabilities  denominated  in foreign currencies. The related translation adjustments are made directly to the
cumulative     translation    adjustment     (“CTA”)     account    in
shareholders’ equity.

        Translation of financial statements of our offshore subsidiaries

With the exception of the subsidiaries mentioned in the following paragraph, the financial  statements of  subsidiaries  and associated  companies are translated into Reais taking the local currency as their functional currency.  Accordingly, their assets and liabilities  were translated into Reais at the closing exchange rate at the balance sheet dates; the income  statement  captions were translated each month by the respective closing rate for the period, and shareholders’
equity was translated at historical  exchange  rates.  The financial  statements include indexation of local currency,  when applicable,  and exchange variations over assets and liabilities  denominated in foreign  currency.  Gains and losses arising from the conversion process are recognized in our consolidated financial statements  as part of our  “Net  translation  loss  in the  year”  in
“Other comprehensive income”.
In the cases of Malteria Pampa, Malteria Uruguay and Cympay, as their prices and cash flows are linked to the U.S.  dollar,  this currency is considered the most adequate to reflect the  financial  position in the economic  environment  where those companies  operate.  Therefore,  the U.S. dollar has been defined as their functional currency and the following remeasurement procedures were adopted:

 (i) Inventories,  property,
plant and equipment, and accumulated depreciation, as well as shareholders’
equity accounts have been remeasured  into U.S.  dollars at historical  exchange rates and  translated  into Reais and the  monetary  assets and  liabilities  at year-end rates.

ii) Depreciation and other costs and expenses  relative to assets  remeasured at historical  exchange rates have been calculated  based on the value of assets in
U.S.  dollars.  Other  income  accounts  were  converted at  prevailing  average exchange rates in the period;

(iii)  Gains  and  losses  determined  in the  consolidation,  arising  from the
remeasurement   process,   are   included  in  our   “Other   comprehensive
income”.

(c) Derivative financial instruments

As of January 1, 2001 we adopted SFAS No. 133  “Accounting  for  Derivative
Financial Instruments and Hedging  Activities”,  as amended by SFAS No. 137 and SFAS No. 138.  Those  standards  require  that we recognize  all  derivative financial  instruments  as either assets or liabilities on our balance sheet and measure such instruments at fair value. Changes in the fair value of derivatives are  recorded in each period in current  earnings.  The adoption of SFAS No. 133 did not have a material impact on our financial statements.

Further  information about our derivatives and hedging activities is included in
Notes 14 and 15.

(d)  Cash  and  cash equivalents and restricted cash

Cash and cash  equivalents  are  carried  at cost plus  accrued  interest.  Cash equivalents,  primarily  consisting of time deposits and  government  securities held through  private mutual funds  denominated in Brazilian  Reais have a ready market and an original maturity of 90 days or less or have  insignificant  early withdrawal  penalty  clauses.  We also invest in money  market  instruments  and
private  mutual  funds   denominated  in  U.S.  dollars  through  our  off-shore
subsidiaries.  Cash  and  cash  equivalents  from the  Zerrenner  Foundation  is recorded as  restricted  cash in our  consolidated  financial  statements  (Note
16(b)).

(e) Trading securities

We buy and sell debt and equity  securities with the objective of selling in the short  term.  In  accordance  with SFAS No.  115,  “Accounting  for Certain
Investments in Debt and Equity  Securities”,  these securities are measured at fair value at the  balance  sheet dates and  unrealized  gains  (losses)  are included in  financial  income  (expense).  The  securities  primarily  comprise fixed-term  investments  and  Brazilian  Government  bonds held through  private funds.

 (f)  Trade accounts receivable

Accounts  receivable are
stated at estimated realizable values.  Allowances are provided, when necessary, in an amount  considered  by our  management  to be  sufficient to meet probable future losses related to uncollectible accounts.

g) Inventories  Inventories  are stated at the lower of average cost of purchase or production, or net realizable values.

(h)  Investment in affiliates  Investments  in affiliated  companies in which we have the  ability to  exercise  significant  influence  over the  operating  and financial policies are accounted for under the equity method.  Other investments in  which we do not  exercise  significant  influence  or have  less  than a 20%
interest in the voting  capital are  accounted  for at cost.  We provide for our share in the unsecured net liabilities of certain  investees against a charge in
“Other operating income (losses)".

i) Property, plant and equipment

Property,  plant  and  equipment  are  recorded  at cost  and  include  interest
capitalized   during    construction   of   major   facilities.    Interest   on
construction-period  borrowings denominated in Real is capitalized.  Interest on construction-period  borrowings denominated in foreign currencies is capitalized using contractual interest rates, exclusive of foreign exchange gains or losses.
Expenditures for maintenance and repairs are charged to expense when incurred.

Certain costs incurred in connection with  developing or obtaining  internal-use software are capitalized and certain other costs are expensed.

Returnable  bottles,  classified as fixed assets and used during normal bottling operations,  are depreciated and written-off when breakage occurs. We maintain a small amount of bottles for sale to  distributors  to replace  bottles broken in the  distribution  network.  These bottles are recorded in inventory and are not used during our day-to-day operations.  They are not subject to depreciation and are written-off when breakage occurs.

 Depreciation is computed on
a straight-line basis over the useful lives of the assets as follows:

                                                                         YEARS
                                                              -----------------

Buildings                                                                   25
Machinery and equipment, including equipment used by third parties     5 to 10
Bottles and crates                                                           5
Vehicles                                                                     5

(j) Assets held for sale

 Assets held for sale
include land and buildings and are reported at the lower of their carrying amounts or their fair values less cost to sell. Depreciation relating to such assets ceases upon transfer to the “Assets held for sale” account.
Provisions are recorded against these assets to reflect what management consider to be the fair market price attainable.

(k) Recoverability of our long-lived assets

 In accordance with SFAS No.
121, “Accounting for the Impairment of Long-Lived Assets and for Long-Lived
Assets to be Disposed of”, our management reviews long-lived assets whenever events or changes in circumstances indicate that the carrying value of an asset or group of assets may not be recoverable. Assets are grouped and evaluated for possible impairment at a plant level (Note 9 and 10).

(l) Acquisitions and intangible assets

 Businesses acquired from
third parties are accounted for under the purchase method of accounting.
Accordingly, the purchase price, plus direct costs of acquisition, is allocated to assets acquired and liabilities assumed based upon their estimated fair values at the date of acquisition. The excess of the purchase consideration over the estimated fair value of net assets acquired is recorded as goodwill. Results of operations are included as from the acquisition date.

 In July 2001, SFAS No.142
“Goodwill and Other Intangible Assets” was issued. The Company expects that the new accounting criteria established by SFAS No.142 for goodwill will have a significant effect on its financial position and results of operations since it requires goodwill and intangible assets with indefinite useful lives no longer to be amortized, but instead tested for impairment at least annually.
Reassessment of lives of all intangible assets and specific tests for the impairment of intangible assets with indefinite lives will continue to be performed to determine the need for impairment provisions.

 Goodwill and other
intangible assets are stated at cost and are amortized on a straight-line basis over the estimated future periods to be benefited. Recoverability of goodwill is assessed on a regular basis and any impairment, would be recognized in operating results if a permanent decrease in value were to occur. Following the introduction of SFAS No. 142, goodwill arising from acquisitions made after June
30, 2001 is no longer amortized and intangible assets are subject to more stringent tests in allocating part of the excess purchase price over the net fair value of assets acquired.

(m) The Brahma Welfare and Zerrenner Foundations and post-retirement benefits

(i) Consolidation of the Foundations

 Reflecting the ability we
had to appoint all three directors of the Brahma Welfare Foundation and that entity’s ownership of Brahma shares, later exchanged for AmBev shares, held in its investment portfolio, we consolidated the Brahma Welfare Foundation in our financial statements for 1999.

 On October 27, 2000, our
employee benefit programs were restructured and the Fundação Antonio e
Helena Zerrenner (the “Zerrenner Foundation”) was legally merged with the Brahma Welfare Foundation and the Brahma Welfare Foundation ceased to exist.
The Zerrenner Foundation is one of the three controlling shareholders of AmBev under a shareholders agreement. The Zerrenner Foundation is contractually required to provide medical, dental, educational and social assistance to current and retired employees of AmBev and their beneficiaries and covered dependents. Although its by-laws state that the Zerrenner Foundation can also provide benefits to persons and projects unrelated to AmBev, in practice few such donations have been made. Furthermore AmBev may contribute each year up to
10% of our Brazilian Corporation Law net income to support the Zerrenner
Foundation.

 The significant influence
AmBev exerts over the investing decisions of the Zerrenner Foundation, its right to nominate certain counselors, the disbursements made by the Zerrenner
Foundation, in most cases, for the exclusive benefit of our employees, required us to consolidate the net assets of the Zerrenner Foundation in our balance sheet for 2001 and 2000 (Note 16 (b)). The net assets held by Zerrenner
Foundations are restricted and can only be used for the purposes stated in its by-laws (Note 16 (b)). Following the merger of the Brahma Welfare Foundation into the Zerrenner Foundation, the latter’s ownership in AmBev increased to
22.7% of the voting shares and 10.6% of the total shares of AmBev; at December
31, 2001 the ownership totals 22.6% of the voting shares and 10.3% of the total shares of AmBev.

 A substantial part of these
assets are represented by shares in AmBev and have been reflected as treasury shares thereby reducing the number of outstanding shares and affecting the determination of earnings per share.

(ii) Provision of post-retirement benefits
 Through October 27, 2000
the Brahma Welfare Foundation and the Zerrenner Foundation provided post-retirement benefits to certain employees. As from this date, the Zerrenner
Foundation assumes full responsibility for providing such benefits, although
AmBev continues as a sponsor (Note 16). We adopt SFAS No. 106,
“Employers’ Accounting for Post-retirement Benefits Other than
Pensions”, which requires a provision for the costs of post-retirement benefits expected to be paid to current, former or inactive employees upon retirement. Expenses relating to benefits we provide to our current employees are expensed as incurred whereas those relating to retired employees (current as well as expected in the future) and their dependents are accounted for in accordance with SFAS No. 106. Certain actuarial gains and losses are recognized on an accrual basis as permitted under SFAS No. 106.

(iii)    Recognition of cost incurred on behalf of shareholder

 Pursuant to SEC Staff
Accounting Bulletin (“SAB”) Topic 5-T, AmBev has recognized as expense costs incurred by the Zerrenner Foundation on our behalf in respect of the provision of educational and social assistance to current employees of
Antarctica and current employees of the Zerrenner Foundation involved directly in the provision of assistance to Antarctica employees through October 27, 2000.
An offsetting credit to shareholders’ equity, representing a contribution to capital by the Zerrenner Foundation, has been recognized for an amount equal to this expense. Amounts paid as employee benefits by the Zerrenner Foundation to former employees and their beneficiaries and covered dependents are recognized as a reduction of the corresponding actuarial liability. A credit to shareholders’ equity, representing a contribution to capital by the
Zerrenner Foundation, has also been recognized for an amount equal to the post retirement benefits paid by the Zerrenner Foundation to such employees.

(n) Compensated absences

 The liability for future
compensation for employee vacations is fully accrued as earned.

(o) Taxes

(i) Taxes on income

 Brazilian income taxes
consist of federal income and social contribution taxes, the latter being a federally mandated tax based on income, as recorded in our statutory accounts and the respective statutory accounting records of our subsidiaries. There are no taxes levied by state or local authorities on income in Brazil.

 For the purposes of these
financial statements, we have applied SFAS No. 109 “Accounting for Income
Taxes”, for all periods presented. The effect of adjustments made to reflect the requirements of U.S. GAAP as well as the differences between the tax basis of non-monetary assets and the statutory accounting basis prepared in accordance with Brazilian Corporation Law have been recognized as temporary differences for the purpose of recording deferred income taxes.

 All net operating loss
carryforwards are recorded as deferred tax assets except those described in Note
6(c). Valuation allowances are established when our management is not confident that utilization of such tax assets is more likely than not to occur sometime in the future.All current and non-current deferred tax liabilities and assets are offset unless they relate to different tax paying entities or to entities operating in different tax jurisdictions.

(ii) Tax incentives

 Certain states in Brazil
provide incentives applied to indirect taxes in the form of deferrable tax payments and partial or complete tax abatements for periods ranging from one to twenty years to promote investments in their regions. AmBev and its subsidiaries have entered in these fiscal incentive programs under which payment of taxes may be deferred with partial or total discounts on these taxes. We recognize the benefits on the discounted tax payments in the statement of operations when the gain is assured and all conditions have been met.

(p) Pension plan

 We operate a funded pension
fund, the Instituto AmBev de Previdência
Privada (“AmBev Pension Plan”), which is the successor to
the Instituto Brahma de Seguridade Social - IBSS (“Brahma Pension
Plan”) from December 8, 2000. The AmBev Pension Plan operates a defined benefit and a defined contribution plan for the former employees of Brahma and
Antarctica, as well as the new employees of AmBev. The defined benefit plan has been closed to the new participants since May 1998. The defined benefit plans are accounted for in accordance with SFAS no. 87, “Employer’s
Accounting for Pensions” under the projected unit method. The accompanying notes to the financial statements have been presented in accordance with SFAS
No. 132, “Employer’s Disclosures about Pensions and other
Post-retirement Benefits” (Notes 16 (a) and (c)). Certain actuarial gains and losses are recognized currently. At December 31, 2001 we had
5,181participants in our plan.

(q) Stock ownership plan

 We have chosen to account
for our stock ownership plan using the intrinsic value method described in APB
No. 25 “Accounting for Stock Issued to Employees” and related interpretations. Accordingly, for plans issued through 1999, compensation cost for stock ownership is measured as the excess of the quoted market price of our stock at the date of the grant over the amount an employee or director must pay to acquire the stock. The value of the option is determined when the option is granted but is charged ratably to compensation cost and shareholders’
equity over a period of five years from the date the option is granted, the period over which we estimate the related employee or director services will be rendered. As from 2000, the terms of the new AmBev stock ownership plans were modified to reflect a reduction to the exercise price equivalent to dividends declared prior to exercise. Accordingly, our new plans are accounted for as variable plans and compensation cost is measured at each period-end and recorded in our statement of operations during the service period of the employee.

 SFAS No. 123,
“Accounting for Stock-Based Compensation” encourages, but does not require, us to record compensation cost for stock-based employee compensation plans at fair value. Pro forma net income and earnings per share, calculated using the fair value based method, as required by SFAS No. 123, are disclosed in
(Note 15(j)). This information may not be representative of the effects on net income for future periods, as the options vest over five years and additional awards may be made each year. We provide advances to certain employees, who may also be directors, to finance the purchases of these shares. Financing arrangements are normally for periods not exceeding four years and accrue interest of 8% per year over a designated local general price index. As the advances are collaterized by the stock issued upon exercise of the stock option, the receivable from advances is recorded as a reduction of shareholders’
equity and the interest accrued on theses loans are recognized as income as earned.

(r) Treasury shares

 Treasury shares, including
the shares held by the Brahma Welfare Foundation (Note 2(m)) through October 27,
2000 and by Zerrenner Foundation thereafter, are recorded at cost. Treasury shares owned by the Zerrenner Foundation are recorded at cost at the date it was first consolidated, which is the quoted market price of those shares at October
27, 2000. Treasury shares cancelled are recorded as a reduction of share capital and additional paid-in capital. Amounts allocated to share capital are determined based upon the proportion of the number of shares cancelled to the number of shares outstanding at the date of cancellation. This proportion is applied to share capital at the date of cancellation. The difference between reacquisition cost of treasury shares and the reduction of share capital is recorded as a component of additional paid-in capital.

(s)      Subscription warrants and stock option rights

 Premiums received from the
sale of subscription warrants and stock option rights are recorded as additional paid-in capital when these amounts are received. Upon exercise of the instruments, the amount originally recorded as additional paid-in capital is transferred to share capital.

(t) Interest attributed to shareholders’ equity

 Brazilian corporations are
permitted to deduct, for tax purposes, interest attributed to shareholders’
equity, which is paid in the form of a dividend. For financial reporting purposes, interest attributed to shareholders’ equity is recorded as a deduction from unappropriated retained earnings. We pay the related withholding tax on behalf of our shareholders (Note 15(h)).

(u) Revenues and expenses

 Sales revenues and related
cost of sales are recognized in income when products are delivered to customers.
No reserve for expected return is recorded as such amounts are insignificant.
Other expenses and costs are recognized on the accrual basis.

 Pursuant to EITF 01-09,
“Accounting for Consideration Given by a Vendor to a Customer (Including a
Reseller of the Vendor’s Products)", as from 2001 we have reclassified slotting fee considerations paid to certain resellers of our products, for all the periods presented, from Selling and marketing expenses to a reduction of our gross sales.

(v) Shipping and handling costs

 Shipping costs consist of
internal and third-party costs. Handling costs are incurred to store, move and prepare the products for shipment. The shipping and handling costs are expenses as incurred and recorded in cost of sales. No amounts are separately paid to us by our customers for shipping and handling, but a charge for these costs is inherently included in the selling price.

(w) Sales and marketing expenses

 Marketing costs are
reported in selling and marketing expenses and include costs of advertising and other marketing activities. Advertising and marketing costs are not deferred at year-end and are charged to expense ratably in relation to sales over the year in which they are incurred. Advertising expenses (including promotional materials) were US$ 159,892, US$ 150,782, and US$ 121,436, for the years ended December 31, 2001, 2000 and 1999, respectively.

(x) Environmental expenditures

 Expenditures relating to
ongoing environmental programs are charged against earnings as incurred. Ongoing programs are designed to minimize the environmental impact of our operations and to manage any potential environmental risks of our activities. Provisions with respect to such costs will be recorded at the time they are considered to be probable and reasonably estimable.

(y) Earnings per share

Pursuant to SFAS No. 128, “Earnings Per Share”,  we have presented our earnings per thousand  share for each class of share and  preferred  shares have been treated as  participating  securities.  Earnings  per share are  determined based on outstanding shares which exclude shares held in treasury or shares held by  the  Brahma  Welfare  Foundation  and  Zerrenner  Foundation  (Note  15(k)).
Beginning in 1997,  preferred  shares,  not accruing minimum or fixed dividends, are entitled to a dividend of 10% in excess of that paid to common  shares;  net income has been  allocated  to the common  and  preferred  classes of shares and earnings per thousand share amounts have been  determined as though all earnings will  be  distributed.  Common  and  preferred  shareholders  share  equally  in undistributed  losses.  Earnings may be  capitalized,  used to absorb  losses or otherwise appropriated; consequently, such earnings would no longer be available to be paid as  dividends.  Therefore,  no assurance  can be made that  preferred shareholders will receive the 10% premium on undistributed earnings.

Basic  earnings   (loss)  per  thousand  share  are  computed  by  dividing  the consolidated net income (loss) by the weighted average shares  outstanding as if all Brahma shareholders had converted to AmBev shares on July 1, 1999.

Potential shares have not been considered in the calculation of diluted loss per share as they would have an antidilutive effect.

In  1996,   Brahma  issued  debt  to  the  International   Finance   Corporation
(“IFC”)  part of which could be  converted at the option of the IFC to
preferred   shares   (Note   15(b)(iii)).   As  the  effects  of  applying   the
“if-converted  method” are antidilutive when the interest expense (net of  tax  and  nondiscretionary  adjustments)  per  common  share  equivalent  is considered in determining earnings per share, diluted earnings per share are not affected by the convertible securities (Note 15(k)).

Potentially  anti-dilutive shares at December 31, 2001, which have been excluded from the earnings  per share  calculation,  totaled  53,727  thousand  preferred shares (2000 and 1999 – 53,727 thousand preferred shares).
AmBev has issued employee stock options and share warrants,  the dilutive effect of which are  reflected  in diluted  earnings  per share by  application  of the
“treasury stock method”. Under the treasury stock method, earnings per share are  calculated as if options were  exercised and as if the funds received were used to purchase our own stock.

(z) Recently issued accounting pronouncements

In June 2001, SFAS No. 141 "Business Combinations" and SFAS No. 142 were issued.
SFAS No. 141 is effective  for  combinations  initiated  after June 30, 2001 and requires the use of the purchase method in accounting for business combinations.
SFAS No. 142 is effective for fiscal years beginning after December 15, 2001 and requires companies to test all goodwill and  indefinite-lived  intangible assets for impairment and to cease amortization of such assets. In accordance with SFAS
No. 142,  the Company  will  perform an  evaluation  of its  intangibles  in the financial statement prepared at time of adoption.

In August  2001,  SFAS No. 144  "Accounting  for the  Impairment  or Disposal of
long-lived Assets" was issued,  which addresses the accounting and reporting for the impairment or disposal of long-lived  assets.  SFAS No. 144 supersedes  SFAS
No. 121,  "Accounting for the Impairment of long-lived Assets and for long-lived
Assets to be Disposed Of", but retains SFAS No. 121's fundamental provisions for recognition/  measurement of impairment of long-lived assets to be held and used and measurement of long-lived  assets to be disposed of by sale. SFAS No. 144 is effective for fiscal years  beginning  after December 15, 2001. The Company does not expect  SFAS No. 144 to have a material  impact on the  Company's  financial statements upon adoption.

3 Other operating (expense) income, net

 The significant components
of “Other operating (expense) income, net” in the years ended December
31, 2001, 2000 and 1999 are as follows:

 . 2001 – Expense of
US$ 6,454 relating to provisions for civil claims which are provisioned under
“Accrued liabilities for legal proceedings”; expense of US$ 6,740 relating to impairment charges of property, plant and equipment (Note 10), and various expenses of lesser amounts arising in the ordinary course of business.

 . 2000 - Expense of
US$ 29,001 relating to provision for civil claims which are provisioned under “Accrued liabilities for legal proceedings”; expense of
US$ 20,913 relating to impairment loss on our plant, property and equipment
(Note 17); expense of US$ 9,086 relating to a provision for the interest portion of value-added tax (ICMS) and excise tax (IPI) contingent tax credits
(Note 17 (i)); expense for valuation allowance of US$ 8,712 on prepaid water cost (Note 6(iii)) and various expenses of lesser amounts arising in the ordinary course of business; partially offset by income of US$ 5,457 relating the gain on the sale of Bavaria S.A.

 . 1999 - Expenses of
US$ 19,183 relating to a provision for the interest portion of ICMS and IPI contingent tax credits (Note 17(a)(i)); US$ 17,333 of impairment loss recognized during the year on our plant, property and equipment (Note 11);
US$ 5,680 involving an ICMS assessment; US$ 6,947 relating to over 100 different cases with individual Brazilian states relating principally to the payment of ICMS and US$ 21,207 of provisions made for distributor, supplier, consumer and various other claims; partially offset by income from the reversal of an ICMS provision of US$ 8,386 relating to a judgement in our favor and a gain of US$ 5,323 on sale of our property, plant and equipment.

4 Financial income and financial expenses

5 Other non-operating (expense) income, net

 The significant components
of “Other non-operating (expense) income, net” in the years ended
December 31, 2001, 2000 and 1999 are as follows:

 . 2001 – Provision for
increase in our share of unsecured liabilities in our investment in Miranda
Corrêa and ITB of US$ 619, impairment charges on non-operational fixed assets of US$ 8,040, and other miscellaneous expenses totaling US$ 3,950.

 . 2000 –Tax incentives
charges of US$ 1,663 and impairment charges on non-operational fixed assets of US$ 1,502, which were partially offset by income recorded upon release of provisions for our share of unsecured liabilities in our investments in
Miranda Corrêa, Miller and Pilcomayo of US$ 4,888.

 . 1999 - Expense for our
share of unsecured liabilities in our investments in Miranda Corrêa, Miller and Pilcomayo of US$ 8,541.

6 Income taxes

(a) Tax rates

 Income taxes in Brazil
include federal income tax (25%) and social contribution (8%). The composite income tax and social contribution tax rate used for establishing the net deferred tax asset for 2001, 2000 and 1999 is 33%. A provisional measure increased the rate to 12% from May 1999 to January 2000 and 9% from February
2000 to December 2002. The provisional measure, was not officially enacted into definitive law until September 2001 at which time the rate was adjusted.

(b) Income tax reconciliation

 (1) We have been
restructuring our operating companies since the business combination, partly to optimize our tax position. This permitted the release of valuation allowances from both the predecessor companies upon their incorporation into CBB in April
2001.

 (2) After the tax
restructuring which took place in October 2000, we no longer provide deferred tax on the earnings generated by off-shore companies. Management believes, based on external legal counsel, that these earnings are only taxable when remitted to
Brazil and it is not foreseen that these earnings will be distributed. The
Brazilian fiscal authorities introduced new legislation in the third quarter of
2001 to subject offshore earnings to income tax in Brazil from December 31,
2002, regardless of whether earnings have been remitted to Brazil, and to restrict tax planning measures that had been available to companies in Brazil, and that we have made use of in the past. We are confident that prudent, feasible and cost-effective tax planning strategies will ensure that no tax will be payable upon repatriation or distribution from off-shore earnings.

 (3) AmBev has entered into
various ICMS tax incentive programs which have resulted in non-taxable gains.
These tax incentives are mainly in the states of Rio de Janeiro, Rio Grande do
Sul and in the Northeastern states of Brazil.

 (4) A review performed by
external tax consultants revealed additional tax losses. Due to a change in tax legislation in 1993, an interest charge on a loan to a subsidiary was deemed to be tax-deductible.

 The major components of the
deferred tax asset and liability accounts are as follows:

(c) Net operating loss carryforwards

(i)      Brazil

 Net deferred income tax
assets include Brazilian net operating losses, which have no expiration dates, available for offset against future taxable income. Brazilian carryforward losses are available to offset up to 30% of annual income before tax in any year, determined in accordance with the Brazilian Corporation Law. Tax losses are not inflation-indexed. The movement of the deferred tax asset arising from
Brazilian net operating loss carryforwards is as follows:

                                                      2001                 2000
                                         ------------------   ------------------

At beginning of year                               300,439               96,993
    Consolidation of Antarctica as of April 1, 2000                     110,313
    Current net operating losses                    65,736              130,649
    Net operating losses utilized to settle taxes   (5,537)             (17,522)
    Foreign exchange losses                        (46,475)             (19,994)
                                         ------------------   ------------------

At end of year                                     314,163              300,439
                                         ==================   ==================

(ii) Countries outside Brazil

 The deferred income tax
asset relating to foreign net operating losses has been fully provided for, except for the income tax asset on the net operating losses of our subsidiary
Malteria Pampa of US$ 2,927 (2000 – US$ 3,345).

The  foreign  tax losses  available  for offset at  December  31, 2001 expire as follows:

Country             Expiry date                 Tax loss               Tax asset
                                                                       carryforwards
-----------------   --------------------------  --------------------   ------------------

Argentina           December 2002                18,952                 4,738
                    to  December 2005            12,420                 3,105
Venezuela           December 2002                6,099                  1,525
                    to December 2004             5,879                  1,470
Uruguay             December 2003                8,370                  2,092
                     to December 2006            3,340                    835
                                                --------------------   ------------------

                                                55,060                 13,765
                                                ====================   ==================

The changes of the deferred tax asset from the net operating loss  carryforwards of the foreign companies is as follows:

                                                   2001                 2000
                                                   ------------------   ------------------

At beginning of year                               25,791               42,354
    Current net operating losses                    2,565                3,627
    Net operating losses utilized to settle taxes (13,828)             (18,179)
    Foreign exchange losses                                              (2,011)
                                                   ------------------   ------------------

At end of year                                     14,528               25,791
                                                   ==================   ==================

(iii)
Valuation allowances

 Movement in the valuation
allowances against the deferred tax assets relating to net operating loss carryforwards and other tax timing differences is as follows:

 We acquired Pepsi in
October 1997 as part of our franchise agreement with PepsiCo International Inc.
(“PepsiCo”). At the date of purchase, Pepsi and its affiliate had net operating tax losses available for offset. Pursuant to the purchase agreement, in the event we use such tax loss carryforwards within a five-year period from the date of purchase in October 1997, we will be required to reimburse 80% of these amounts to the vendor.

 Tax losses of Pepsi and
affiliate at acquisition approximated US$ 259,000 (US$ 134,900 at the
December 31, 2001 exchange rate). As 20% of this total, at current exchange rates, US$ 26,982, is not subject to the provisions of the purchase agreement, we recorded this amount as an asset at December 31, 1997. Until 2000, this deferred tax asset, in addition to further losses incurred in the Pepsi business, was fully provided for as we were not confident that realization of this asset was more likely than not to occur. During 2000, we released the valuation allowance against the 20% portion of these losses following a major restructuring in order to utilize these credits (Note 6 (b)). The deferred tax assets as of December 31, 2001 amounts to US$ 515,800.

7 Trade accounts receivable

 Trade accounts receivable
relate primarily to sales to domestic customers. Allowances are provided, when necessary, in an amount considered by our management to be sufficient to meet probable future losses related to uncollectible accounts. Credit risk is minimized by the large customer base and control procedures by which we monitor the creditworthiness of customers. Changes in the allowance for doubtful accounts are as follows:
8 Inventories
                                        2001               2000
                           ------------------ ------------------

Finished products                     70,854             62,118
Work in process                       21,291             22,252
Raw materials                        162,645            128,962
Production materials                  46,867             34,764
Bottles and crates                    10,935              6,955
Maintenance materials                 24,034             43,236
Other                                 10,867              3,557
                           ------------------ ------------------

                                     347,493            301,844
                           ================== ==================

9 Goodwill and intangible assets, net

 (1) Transferred from
“Investment in Antarctica” upon consolidation on April 1, 2000.

 (2) Includes trademarks of
US$ 25,032 (Note 9) relating to the Bavaria brand which was disposed of as a result of the CADE ruling (Note 1(b)(ii)).

          (3)  Hindsight fair value adjustment on Salus acquisition.

 Accumulated amortization of
goodwill and intangible assets was US$ 44,599 and US$ 29,830 at
December 31, 2001 and 2000, respectively. Pursuant to SFAS No. 141 and 142, the carrying values and amortization periods of intangible assets will be reviewed as of January 1, 2002 (Note 2(z)).

(i) Acquisition of IBANN

 On November 1, 2001 the
shareholders of AmBev and Indústria de Bebidas Antarctica do Norte-Nordeste
(“IBANN”), a subsidiary of CBB, consummated a share exchange and approved the subsequent merger of IBANN into AmBev.

 For every share of IBANN
held, shareholders received 0.848241138 share of AmBev. The same exchange ratio was applied to both preferred and voting shares. AmBev issued 526,210,199 shares, of which 96,712,635 were common shares and 429,497,564 were preferred shares in exchange for 17.1% and 45.4% of the common and preferred shares the then minorities held in IBANN and recorded a capital increase of
US$ 111,210. The share exchange ratio was determined based on an independent appraisal report of the respective shares of AmBev and IBANN.

 On December 10, 2001, AmBev
announced that it would pay US$ 90,667 to minority shareholders who exercised their appraisal rights in lieu of accepting the share exchange. Based on the minority shareholders’ right and preference to exchange this AmBev stock, we determined this share buyback to be inseparable from the original transaction and therefore to be valued as consideration. The total value of consideration, both cash and stock was valued at US$ 107,457 and resulted in goodwill of US$ 6,123. All dollar amounts related to this transaction have been translated at the exchange rate in effect at the transaction date, November 1,
2001.

(ii) Acquisition of investment in Astra and Miller

 During December 2001, we
acquired 11,328 thousand preferred shares, issued by the jointly-owned subsidiary Astra, equivalent to 22.19% of total capital, increasing our interest to 65.5% of its total capital for US$ 15,000, resulting in goodwill of
US$ 9,783 (at the November 30, 2001 exchange rate) which arises from the value we placed on expected synergies and tax planning initiatives.

 In October 2001, we
acquired the remaining shares in our 50.0% owned investee Miller, and thereafter fully consolidated its assets and liabilities. The company subsequently changed its name to BSA Bebidas Ltda (Note 1 (c)).

(iii)    Other acquisitions during 2001

 In February 2001, we
acquired 95.4% of the voting capital of Cympay, an Uruguayan beer producer for
US$ 27,700. Fair value adjustments on this transaction totaled US$ 16,687 and was allocated to intangible assets (primarily trademarks and malt supply agreements) and no goodwill was recognized.

 In April 2001, we acquired
shares from minority shareholders in our subsidiary Polar increasing our participation to 97.4% of the voting capital and 96.2% of total capital. We paid
US$ 42,652 for 12,622,366 common shares and 21,623,343 preferred shares of
Polar’s capital stock, equivalent to 18.9% and 85.7% of voting and total capital stock, at a discount of US$ 6,143 which was adjusted against property, plant and equipment.

 In May 2001, we acquired,
directly and indirectly (through Patí do Alferes S.A ,
“Patí”) 50.0% of voting and total capital stock of Pilcomayo, increasing our interest to 100%, for US$ 13,974 . Fair value adjustments on this transaction totaled US$ 23,665 and was allocated to intangible assets. No goodwill was recognized.

The combined fair value of the assets of the more significant companies acquired
(IBANN,  Astra, Cympay, Polar and Pilcomayo) and liabilities assumed at the date
of  acquisition  and  the  total  purchase   consideration   and  allocated  and
unallocated goodwill are summarized below:

Pro forma  combined  financial  data  prepared as though the  Cympay,  Polar and
Pilcomayo  acquisitions had occurred on January 1, 2001, and Antarctica had been consolidated  as of January 1, 2000 (as opposed to having been  accounted for on the equity method through April 1, 2001) are presented below:

                                                     12 months ended December 31
                                                                     (Unaudited)
                                      ------------------------------------------

                                                2001                      2000
                                      ----------------    ----------------------

Net sales                                    2,809,147                 2,833,972
Net income                                     399,450                   573,263

Basic pro forma earnings per thousand shares
    Preferred shares - US$                      11.95                     25.90
    Common shares - US$                         10.86                     23.55

 In management’s
opinion, the unaudited pro forma combined results of operations are not indicative of the actual results that would have occurred had the acquisition been consummated and consolidated at January 1, 2001 and January 1, 2000.

10 Property,plant and equipment

                                                                                                 2000
                                          --------------------------------------------------------------

                                                                   Accumulated
                                                       Cost        depreciation                   Net
                                          ---------------------------------------- ---------------------
Land                                                  58,561                                    58,561
Buildings                                            685,029            (204,386)              480,643
Machinery and equipment                            1,841,288          (1,130,627)              710,661
Bottles                                               61,523             (15,429)               46,094
Crates                                                50,912             (22,009)               28,903
Vehicles                                              28,839             (17,749)               11,090
Equipment with third parties                         108,972             (49,574)               59,398
Other                                                 54,759              (8,368)               46,391
                                          ---------------------------------------- ---------------------
                                                   2,889,883          (1,448,142)            1,441,741
Construction in progress                              54,838                                    54,838
Impairment provision for assets to be
    disposed of or used                              (24,034)                                  (24,034)
                                          ---------------------------------------- ---------------------

                                                   2,920,687          (1,448,142)            1,472,545
                                          ======================================== =====================

 Under the CADE ruling, we
were required to dispose of five plants (Note 1(b)(iii)), one of which was owned by our affiliate, Miranda Corrêa which resulted in a gain on disposal of
US$ 5,457.

 In 2001, we recognized an
impairment provision of US$ 6,740 which was charged to “Other operating income (expense), net”(Note 3). Impaired assets consist of beer and soft drink segment assets, which have a total carrying value of
US$ 24,391. For the year ended December 31, 2001, these assets generated no results of operations.

 In 2000, we recognized an
impairment provision of US$ 20,913. Impaired assets consisted principally of beer segment assets, which had a total carrying value of US$ 27,149. For the year ended December 31, 2000, these assets generated no results of operations.

 As required by SFAS No.
121, the assets held for sale have been reported at their carrying amounts, which are less than their fair market values. We have developed a plan for disposal of these assets which are no longer in service and are actively seeking buyers for the assets; however, the timing of any sales depends on prevailing market conditions.

 Construction in progress at
December 31, 2001 and 2000, relates primarily to facility and equipment upgrades and operational improvements.

 Following a review of the
useful lives for property, plant and equipment after the combination was approved in April 2000, depreciation rates were changed to the present amounts.
Had the new depreciable lives been used since July 1, 1999, AmBev’s equity in the losses of Antarctica in 1999 would have been US$ 188,153 (as reported - US$ 179,116) and AmBev’s pro forma loss for the year would have been US$ 39,588 (as reported - US$ 30,551). The change in the estimated useful lives resulted in a reduction of our net income of approximately US$ 19,678 in the year ended December 31, 2000. Had the useful lives remained the same, the basic earnings per thousand shares in the year ended December 31, 2001 would have been US$ 17.29 and US$ 15.72 for preferred and common shares, respectively (diluted - US$ 16.64 and
US$ 15.13).

11 Short-term debt

                                                    2001                 2000
                                       ------------------   ------------------

Raw material importation and financing           482,087              286,045
Working capital financing                         94,299              120,251
Importation of equipment                          18,559                9,910
                                       ------------------   ------------------

                                                 594,945              416,206
                                       ==================   ==================

 Short-term debt denominated
in U.S. dollars at December 31, 2001 totaled US$ 473,685 (December 31, 2000
- US$ 415,960) with a weighted average interest rate of approximately 5.6%
at December 31, 2001 (December 31, 2000 – 8.5%). Raw material import finance terms are normally for payment in a single installment on the 360th day.
We have no formal lines of credit at December 31, 2001 providing for short-term borrowings. Our current liabilities are composed of short-term debt and the current portion of long-term debt.

12 Long-term debt
(a) Summary
                                 Index (i)             interest -%                 2001                    2000
                                 ----------------- ---------------- --------------------  ----------------------

Brazilian Real                                              2 to 4                4,153                  10,238
                                 TJLP                       0 to 4              321,147                 435,748
                                                            4 to 6                2,087

U.S. dollar-denominated                                     0 to 2                                          475
                                                           2 to 10              384,959                 131,972
                                                          10 to 12              501,887                   4,490
                                 UMBNDES                  10 to 14               31,635                  24,138
                                                                    --------------------  ----------------------

                                                                              1,245,868                 607,061
Less current portion                                                           (120,816)               (201,932)
                                                                    --------------------  ----------------------

                                                                              1,125,052                 405,129
                                                                    ====================  ======================

 UMBNDES - Weighted-average
exchange rate variations on basket of currencies, predominantly U.S. dollars, held by BNDES (Brazilian Economic and Social Development Bank),: 2001 –
15.32%; 2000 - 9.5%.

 TJLP - Long-term interest
rate fixed by the government on a quarterly basis: 2001 – 10.0%; 2000
– 9.7%.

 LIBOR - London Interbank
Rate six month benchmark annual rate: 2001 – 19.8%; 2000 - 6.1%.

Maturity of long-term debt

                                                                        2001
                                                          ----------------------

         2002                                                         120,816
         2003                                                         134,137
         2004                                                         393,264
         2005                                                          49,305
         2006                                                          17,211
         Thereafter                                                   531,135
                                                          ----------------------

                                                                    1,245,868
                                                          ======================

 We have several loans,
principally for plant expansion, outstanding with Brazilian governmental or multilateral agencies, including the International Finance Corporation.

(b) Syndicated Loan

 On August 1, 2001, we
raised the equivalent on that date of US$ 315,000 through a Japanese
Yen-denominated syndicated loan. The loan has a three-year maturity and an interest rate of Yen LIBOR plus 2.4% per annum. We have contracted cross-currency and interest rate swaps and forward contracts to mitigate our currency and interest rate risks, swapping the currency to the U.S. dollar and fixing our interest rate at LIBOR at 5.7% per annum. This exposure was simultaneously swapped to Reais at a floating rate of interest consistent with our treasury policies.

 This loan is jointly
guaranteed by AmBev and subsidiaries and is subject to indebtedness and liquidity ratios.

(c) Private placement of securities

 In December 2001, CBB
issued US$ 500,000 10.5% Notes due 2011 (“Notes”), with a full and unconditional guarantee offered by AmBev. The bond was issued at a price equivalent to 98.56% of the nominal principal amount, with an interest rate of
12.3% (including 15% of withholding tax) per annum, payable every six-months, with a final maturity in December 2011.

 We are obligated to
consummate an exchange offer registered with the US Securities and Exchange
Commission (“SEC”) to cause the Notes to generally become freely transferable, no later than December 15, 2002. Should this requirement not be met, then the annual interest rate on the Notes will increase 0.5% above the initial note rate, until the exchange offer is consummated. These Notes contain certain covenants and events of default which, if triggered, cause accelerated amortization.

(d) BNDES loans

 In July 1997, we entered
into a line of credit agreement with BNDES to finance our capital expenditures program to expand and modernize our industrial facilities and acquire machinery and equipment. The line of credit is payable in monthly installments with final maturity in July 2005. The original line of credit has been fully drawn down.

 In May 2001 we consummated
a further line of credit agreement with BNDES totaling US$ 93,295 (at the
December 31, 2001 exchange rate) of which US$ 72,500 (at the December 31, 2001 exchange rate) was received in 2001; the balance will be drawn down in 2002. The line of credit becomes payable after one year in monthly installments with final maturity in December 2008.

(e) Collateral

 Loans and funding obtained
from IFC and BNDES for expansion, construction of plants and purchase of equipment are covered by mortgages on land and buildings and liens on equipment.
Certain loans for the purchase of raw materials and the bonds are jointly guaranteed by the Company and its subsidiaries.

 Promissory notes are
provided for most raw material financing. The loans from the Brazilian
Governmental Program Funds for Financing the Acquisition of Industrial Machinery
and Equipment (FINAME), which are principally long-term, are secured by liens on equipment and machinery in the amount of US$ 68,527. The loans from the BNDES and IFC are secured by mortgages on certain of the plants of Brahma and CCBA
S.A. in the amount of US$284,828. The short-term financing of the raw materials, principally malt, is supported by promissory notes.

13 Sales tax deferrals and other tax credits

 We currently participate in
programs whereby a percentage of payments of ICMS, due from sales generated by specific production facilities, are deferrable for periods of generally five years from their original due date. Percentages deferrable usually range from
40% to 100% over the life of the program. Amounts deferrable under these programs are unlimited, except in certain states with which we have special agreements. Balances deferred generally accrue interest and are only partially inflation-indexed, such adjustment being linked, in the majority of cases, from between 60% to 80% of a local general price index. The amount deferred at
December 31, 2001 includes US$ 70,685 which becomes payable in 2002,
US$ 101,251 (December 31, 2000 includes US$181,722) which will become payable through 2003 and US$ 149,004 thereafter (December 31, 2000 –
US$ 126,669).

14 Financial instruments and risk management

(a) Concentration of credit risk

 Our sales are to
distributors and directly to customers. Credit risk is minimized by the large customer base and ongoing control procedures, which monitor the creditworthiness of customers. Historically, we have not experienced significant losses on trade receivables. In order to minimize credit risk from investments, we have adopted policies restricting cash and/or investments that may be allocated among financial institutions, which take into consideration monetary limits and financial institution credit ratings.

(b) Derivative financial instruments

 Volatility of interest
rates, exchange rates and commodity prices are the principal market risks to which we are exposed and which we manage through derivative operations to mitigate exposure to risk. We do not use derivatives for speculation purposes.

 We monitor and evaluate our
derivative positions on a regular basis and adjust our strategy in response to market conditions. We also periodically review the credit limits and credit worthiness of our counter-parties in these transactions. In view of the policies and practices established for operations with derivatives, management considers the occurrence of non-measurable risk situations as unlikely.

 The notional outstanding
amounts do not represent amounts exchanged by the parties and, thus, are not a measure of our exposure through use of derivatives. The amounts exchanged during the term of the derivatives are calculated on the basis of the notional amounts and the other contractual conditions of the derivatives, which relate to interest rates and foreign currency exchange rates. The derivatives instruments outstanding at December 31, 2001, held for purposes other than trading, were as follows:

(c) Interest rate, commodity and foreign exchange rate risk management

 Interest rate risks mainly
relate to that part of the debt borrowed at floating rates. The foreign currency debt is largely subject to fluctuations in the LIBOR. The portion of local currency denominated debt that is subject to floating rates is linked to the
TJLP, set quarterly by the Brazilian Central Bank. We use derivative instruments to mitigate the effects of volatility in the LIBOR rate.

 We enter into commodity
swap agreements (principally for aluminum), interest rate swap agreements, foreign currency (principally for U.S. dollars) forward and future exchange contracts, which are marked-to-market, and the realized and unrealized gains and losses are reported in the statement of operations.

 We enter into foreign
currency forward, swap and future contract agreements (principally for U.S.
dollars) to mitigate foreign exchange risk on U.S. dollar-denominated debt, financing of imports and payables to foreign suppliers. All of these agreements are marked-to-market and the realized and unrealized gains and losses on these financial instruments used to manage of foreign currency cash flow exposures are reported in the statement of operations and included in the amounts reported in
“Financial income” and “Financial expenses”.

(d) Fair value of financial instruments

The Company considers that
the carrying amount of its financial  instruments  generally  approximates  fair market value. Fair value have been determined as follows:

 (i) Cash and cash
equivalents - The carrying amounts reported in the balance sheet approximate their fair values due to their nature and frequent repricing.

 (ii) Trading securities -
The fair value of investments are estimated based on quoted market prices. For investments for which there are no quoted market prices, fair values are derived from available yield curves for investments of similar quality and terms.

 (iii)Short-term debt and
long-term debt - interest rates that are currently available to the Company for issuance of debt with similar terms and remaining maturities are used to estimate fair value, which approximates the carrying value at December 31, 2001 and 2000.

 The estimated fair value
amounts have been determined by the Company using available market information and appropriate valuation methodologies. However, considerable judgment is necessarily required in interpreting market data to develop the estimates of fair value.

15
Shareholders’ equity

(a) Capital
and shareholders’ rights

(i) Capital

 At December 31, 2001,
AmBev’s subscribed and paid-in capital comprises 23,668,350 thousand preferred shares and 16,073,049 thousand common shares (2000 - 22,669,744 thousand preferred shares and 15,976,336 thousand common shares), all of no par value.

 The shares held by the
Zerrenner Foundation, despite being classified as treasury shares, accrue voting and distribution rights consistent with the outstanding shares.

 In March 2001, the Company
issued 569,108 thousand preferred shares under the Stock Ownership Plan to
Company officers and employees, totaling US$ 44,676 at historical dollar rates.

 In November 2001, the
Company issued 96,713 thousand common and 429,498 thousand preferred shares to the minority shareholders of IBANN in the amount of US$ 111,210 (at historical dollar rates).

 Extraordinary Shareholder
Meetings on January 17, April 28 and September 22, 2000 approved the reduction of capital without altering the number of shares. The amounts were transferred to offset the accumulated deficit in our statutory books as part of our dividend distribution strategy. Capital distributions to shareholders on March 23 and
November 30, 2000, totaling US$ 61,105, were equivalent to US$ 2.33 per common and preferred share.

(ii) Stock split

 On October 20, 2000
AmBev’s Extraordinary Shareholders Meeting approved a five-for-one stock split of common and preferred shares of AmBev. All references in these financial statements to numbers of shares, per share amount and market price of the our common and preferred shares have been restated to reflect the increased number of shares outstanding, unless otherwise stated.

(iii)    American depositary receipts and stock exchange listings

 Common and preferred shares
of Brahma and Antarctica were historically traded on stock exchanges in Brazil.
In June 1997, American Depositary Receipts (“ADRs”) representing 100 preferred shares and ADRs representing 100 common shares of Brahma were listed on the New York Stock Exchange.

 On September 17, 1999,
shares of AmBev began trading on the BOVESPA, the São Paulo Stock Exchange.
Upon completion of the Brahma Conversion on September 14, 2000, all outstanding shares of Brahma and the related ADRs were automatically exchanged for AmBev shares and ADRs. On September 15, 2000, AmBev ADRs began trading on the New York
Stock Exchange and shares of Brahma ceased to trade on the BOVESPA and on the
New York Stock Exchange.

(iv) Share rights

 Our preferred shares are
non-voting but have priority in the return of capital in the event of liquidation. In the event of a liquidation of AmBev, the net assets of the
Zerrenner Foundation would not be available to the creditors of AmBev. Our common shares have the right to vote at shareholder meetings. Under its by-laws,
AmBev is required to distribute to shareholders as a mandatory dividend in respect of each fiscal year ending on December 31 an amount equal to not less than 27.5% of its net income determined under Brazilian Corporation Law, as adjusted in accordance with such law, unless payment of such amount would be incompatible with AmBev’s financial situation. The mandatory dividend includes amounts paid as interest attributed to shareholders’ equity, which is equivalent to a dividend but is a more tax-efficient way to distribute earnings, because it is deductible for tax purposes.

 As from 1997, and as
reflected in the determination of earnings per share, preferred shares are entitled to a dividend premium of 10% over that received by the common shareholders. Earnings per share amounts for all years presented have been determined as though all earnings would be distributed. For the year ended
December 31, 2001, the aggregate dividend (including interest attributed to shareholders’ equity) distribution to shareholders was 39.4% of adjusted net income, based on Brazilian Corporation Law.

(v)Subscription warrants

 In February 1996, our Board
of Directors approved the private placement of 404,931 thousand subscription warrants, at R$ 50 per 1,000 warrants lot, convertible on a one-to-one basis in April 2003 at a subscription price of R$ 1,000 per thousand shares, of which 262,891 thousand were for subscription of preferred shares, and
142,039 thousand were for subscription of common shares. The subscription price for each of the warrants is adjusted pursuant to the IGP-M inflation index, reduced by dividends paid, and accrues interest at the rate of 12% per year. The right of each warrant to subscribe for shares will be adjusted proportionately should there be any stock splits, reverse splits distributions of stock dividends or similar events.

 On September 15, 2000 the
Brahma warrants were exchanged for AmBev warrants. These entitle holders to the
AmBev warrants to the same terms as under Brahma’s warrants agreement.

 On October 20, 2000, our
Extraordinary Shareholder’s Meeting approved a five-for-one stock split adjustment of the warrants. Accordingly, the warrants are now convertible on a one-to-five basis.

(b) Treasury shares

At December 31, 2001 we maintain in treasury 848,906  thousand  preferred shares of our stock and 274,278 thousand common shares of our stock in the total amount of US$ 211,370.  We also present as treasury shares 471,693 preferred shares and
3,637,209 common shares held by the Zerrenner Foundation at December 31, 2001.

(i) Share buyback program

 The Board of Directors has
successively approved the repurchase of AmBev’s shares within certain limits during renewable periods of up to 90 days. Some of our repurchases in
2001 were made by CBB.

 During 2001, we repurchased
297,480 thousand preferred shares and 159,986 thousand common shares for a total consideration of US$ 98,313 through our share buyback program as well as part of other transactions detailed below.

 On November 7, 2001, AmBev
announced a buyback program totaling R$ 300 million (equivalent to US$ 129,288 at the December 31, 2001 exchange rate) valid for 60 days. All shares to be purchased will be cancelled.

 Additionally as part of our
buyback program, our Board of Directors authorized the issue of put options for the repurchase of 188,380 thousand preferred shares of our own stock. The net premium received in the sale of these stock options amounted to US$ 2,071, recognized as capital reserve in shareholders’ equity. The average exercise price of those options was set as R$ 477.76 per thousand shares (equivalent to US$ 205.9 at the December 31, 2001 exchange rate), with an exercisable period in the months of February and March 2002.

(ii) Other repurchases

 During December 2001, we
repurchased and 336,058 thousand preferred shares and 85,292 thousand common shares from the dissenting shareholders of IBANN, for the total consideration of
US$ 100,842. In addition, during 2001 we exercised our right of first refusal in the acquisition of 161,641 thousand preferred shares from former employees due to employment agreement termination, in the amount of US$ 5,605

(iii) IFC

 At December 31, 2001 and
2000, we held in treasury 53,727 preferred shares to meet a possible exercise of a purchase option under a loan agreement with IFC. On February 1, 2002, IFC exercised its option to convert US$5,000 of our U.S. dollar denominated debt into 53,727 thousand of our preferred shares. Shares held in treasury were used to satisfy the option.

(c) Additional paid-in capital

 The additional paid-in
capital is comprised of adjustments arising from stock purchase warrants, outstanding employee stock options, Brahma Welfare Foundation and Zerrenner
Foundation shares in AmBev at cost, cancellation of treasury shares and other additional paid in capital. Additional paid-in capital - other consists of the following items:

(d)Appropriated retained earnings

(i) Statutory reserve

 Under Brazilian Corporation
Law, we, together with our Brazilian subsidiaries, are required to appropriate an amount not less than 5% of net income after absorbing accumulated losses, to a statutory reserve. The reserve may be used to increase capital or absorb losses, but may not be distributed as dividends.

(ii) Tax incentive reserve

 The tax incentive reserve
results from an option to apply a portion of income tax otherwise payable for the acquisition of capital stock of companies undertaking specified government-approved projects. The amount is credited to income tax and subsequently appropriated from retained earnings to this reserve. No provisions are made unless the corresponding capital reserve, presented in the financial statements prepared in accordance with the Brazilian Corporation Law, is used to pay dividends. We do not intend to pay dividends out of our capital reserves, as such amounts are generally restricted to distribution in the form of dividends.

(e)Unappropriated retained earnings

 Our by-laws require that we
appropriate at least 5% of statutory adjusted net income to a reserve for investments; such appropriation cannot exceed 68.9% of net income.

 Dividend distributions are
limited to our retained earnings as determined in accordance with the Brazilian
Corporation Law. Distributable retained earnings are limited to the amount provided for in our statutory financial statements. At December 31, 2001 AmBev has reserves available for distribution totaling the equivalent of
US$ 196,947 (at the current exchange rate) in its statutory books.

(f) Advances
for purchase of shares

 AmBev (and formerly Brahma)
operates a stock ownership plan and finances the purchase of shares of certain designated employees and directors (Note 15 (i)). Financing arrangements are normally for periods not exceeding five years and accrue interest of 8% per year over a designated general price index.

(g) Dividends

 Dividends are payable in
Brazilian Reais and may be converted into United States dollars or other foreign currencies and remitted to shareholders abroad provided that the non-resident shareholders’ capital is registered with the Brazilian Central
Bank.

(h) Interest attributed to shareholders’ equity

 Brazilian companies are
permitted to pay limited amounts to shareholders and treat such payments as an expense for Brazilian income and social contribution tax purposes. This notional interest distribution is treated for accounting purposes as a deduction from shareholders’ equity in a manner similar to a dividend. A 15% tax is withheld and paid by AmBev upon credit of the interest. Interest attributed to shareholders’ equity is treated as a dividend for purposes of the mandatory dividend payable by AmBev. The shareholders will consider a proposal to provide for interest attributed to shareholders’ equity of US$ 45,739 in respect of the year ended December 31, 2001.

(i)      Payroll, profit sharing and related charges

 Our by-laws provide for the
distribution to employees of up to 10% of consolidated net income, determined in accordance with the Brazilian Corporation Law. Executive officers are entitled to profit sharing in an amount not to exceed their annual remuneration or a pro rata share of 5% of net income of the Company, whichever is lower. The distribution of bonuses is subject to a 3 tier system in which the Company must achieve first its efficiency targets as approved by our Board of Directors and following to that the business units must achieve their targets and finally individual performance is ranked and only 50% on the top are eligible to receive bonuses. Expenses incurred under the performance-based compensation programs, are included in “General and administrative expenses” and amounted to
US$ 34,586 (paid to employees US$ 26,060; executive officers -
US$ 8,526) in the year ended December 31, 2001 (2000 - employees -
US$ 26,195; executive officers - US$ 3,154; 1999 - employees -
US$ 1,862; executive officers - US$ 0). Liabilities for accrued profit sharing totaled US$ 32,999 at December 31, 2001. The year-end provision is an estimate made by our management as the final determination of the amount payable is not available at the date of preparation of the financial statements.
Amounts paid with respect to the program may differ from the liability accrued.

(j) Stock ownership plan

AmBev’s stock
ownership plan (the “Plan”), which succeeded the Brahma stock ownership plan on September 15, 2000 is designed to obtain and retain the services of executives and certain employees. Both common and preferred shares are granted in the Plan.

 The Plan is administered by
a committee comprised of non-executive members of our Board of Directors. This committee periodically creates stock ownership programs and sets the terms, vesting requirements and employees to be included and establishes the price at which the preferred and common shares are to be issued. This price cannot be less than 90% of the average price of the shares traded on the Sao Paulo Sto

Exchange (“BOVESPA”) in the previous three business days,
inflation-indexed through the date the option is granted. The number of shares which may be granted each year under the Plan cannot exceed 5% of the total number of shares outstanding of each type of shares at that date. When share options are exercised, we either issue new shares or transfer treasury shares to the option holder. The share options granted to date do not specify a final date by which they must be exercised. If an employee leaves us (other than upon retirement) any unexercised options are forfeited and AmBev may repurchase shares acquired on exercise of the options, at its option, at a price equal to
(i) the inflation-indexed price paid by such employee, if the employee leaves during the first thirty months after the exercise of such option, (ii) 50% of the inflation-indexed price paid, and 50% of the prevailing market price, if the employee leaves after the first thirty months but before the sixtieth month after the exercise of such option, and (iii) the market price thereafter.

 The terms of the Plan
determine the amount of shares to be granted but do not determine a fixed price.
The strike price defined on the grant date is adjusted by (i) dividends paid to preferred shares until the option is exercised and (ii) by the inflation-indexed price, measured by Índice Geral de Preços a Mercado
(“IGP-M”), from the date of grant until the date the options are exercised.

Compensation cost recognized in the statement of operations was US$ 3,711, US$ 4,529, and US$ 4,593 at December 31, 2001, 2000 and 1999 respectively.

(1) Ranges of exercise  prices have been  translated  at their  historical  U.S.
dollar amounts.

We  have  calculated  the pro  forma  effects  of  accounting  for  the  Plan in
accordance    with   SFAS   No.   123    “Accounting    for   Stock   Based
Compensation”.  Had compensation cost for the Plan been determined based on the fair value at the grant date in accordance  with the  provisions of SFAS No.
123, our net income and earnings per thousand shares would have been as follows:

 (*) As the stock ownership
plan only relates to Brahma, the pro forma net income of Brahma has been presented.

 These pro forma results are not necessarily indicative of future amounts.

The fair value of each option  granted was  estimated on the date of grant using the  Black-Scholes  option-pricing  model with the  following  weighted  average assumptions  used for grants in 2001:  dividend  yield  1.6% (2000 - 5%;  1999 -
19%),  expected  volatility  43% (2000 - 49%;  1999 - 48%),  risk-free  interest rate-nominal  terms - 19.1% (2000 - 16.5%,  1999 - 19.0%) and expected  lives of three years for all periods.
(k) Earnings (loss) per share

The tables below present the  determination  of net income  (loss)  available to common and  preferred  shareholders  and weighted  average  common and preferred shares  outstanding  used to calculate basic and diluted  earnings  (losses) per share for each of the years presented.

Purchases of shares by the Brahma Welfare  Foundation and the  consolidation  of the Zerrenner  Foundation and the Brahma Welfare  Foundation have had the effect of reducing the number of outstanding shares.
 For purposes of computing

diluted  earnings  per share,  stock  options are assumed to be  converted  into preferred or common shares as of the date of issuance of the security  using the treasury stock method.

All  references  to the  number of  preferred  and  common  shares and per share amounts have been restated to give retroactive effect to the stock split for all periods presented.

                                  Companhia de
                       Bebidas das Americas - AmBev

                             Notes to the Financial
                           Statements At December 31

    Expressed in thousands of United States dollars, unless otherwise stated
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                   Companhia de Bebidas das Americas - AmBev

                       Notes to the Financial Statements
                                 At December 31
    Expressed in thousands of United States dollars, unless otherwise stated
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                                                                F - 79

16       Employee benefits

(a)   The AmBev Pension Plan

The AmBev  Pension Fund sponsors a  defined-benefit  pension plan and operates a
defined-contribution   plan,  which  supplements  benefits  that  the  Brazilian
government  social  security  system  provides to our employees and those of our
Brazilian subsidiaries.  These plans are administered by the AmBev Pension Fund,
Instituto  AmBev de  Previdencia  Privada - which is the successor of the Brahma
Pension Fund - Instituto  Brahma de Seguridade  Social as from December 8, 2000.
Through the AmBev  Pension  Fund,  we also  sponsor the plans  granted to former
Antarctica's employees (Antarctica Normal Plan and Antarctica Special Plan).

The AmBev Pension Fund was  established  solely for the benefit of our employees and its assets are held  independently.  We nominate the three  directors to the
AmBev Pension Fund.  Currently,  we have 5,181  participants in our plan (2000 -
5,332), of which 4,115 (2000 - 2,389) participate in the defined benefit plan.

The AmBev Pension Fund is available to both active and retired employees.  Three months after joining us,  employees may opt to join the AmBev Pension Fund. Upon leaving the employ of AmBev  (unless upon  retirement),  members are required to leave the AmBev  Pension  Fund.  Members who joined  after 1990 and leave before retirement will receive back their contributions  inflation-indexed for both the defined benefit and defined contribution plan.

Prior to May  1998,  there  was only a  defined  benefit  plan,  when a  defined contribution  plan was  launched.  The  defined  benefit  plan was closed to new participants  as of that date.  New employees of AmBev can only join the defined contribution  plan.  At the time of adoption of the defined  contribution  plan, active  participants  were given the option to either remain in the old plan, or transfer  their  accumulated  benefits to the  defined  contribution  plan.  The defined contribution plan covers substantially all new employees.  Contributions by AmBev under the plan are  determined  based on a  percentage  of  participant salaries.  Pension cost relating to the defined  contribution  plan for the year ended December 31, 2001 was approximately US$ 342 (2000 - US$ 1,538).

(b)   Zerrenner Foundation

The  Zerrenner  Foundation  provides  medical,  dental,  educational  and social assistance to current and retired employees of AmBev and their beneficiaries and
covered  dependents   (approximately  40,056  beneficiaries  and  dependents  at
December 31, 2001 and 30,180  beneficiaries  and dependents at December 31, 2000 under the Brahma Welfare  Foundation).  Beneficiaries pay up to a maximum of 50%
of the cost of medical and dental  consultations,  with the balance  paid by the
Zerrenner  Foundation.  In-patient health services are normally fully covered by the latter.  The Zerrenner  Foundation also offers medical  assistance to former employees and their  dependents.  At our option,  we may contribute up to 10% of our Brazilian  Corporation Law  consolidated net income to support the Zerrenner
Foundation.

The net assets,  excluding shares held in AmBev, and the actuarial liability, of
the  Zerrenner   Foundation  and  its  operating   expenses,   which  have  been
consolidated in our financial  statements as at and for the years ended December
31,  2001  and  2000,  following  the  legal  merger  with  the  Brahma  Welfare
Foundation, are summarized as follows:

                                           2001                    2000
                                    -------------------    --------------------
Current assets
    Restricted cash                     56,590                  34,651
    Others                              18,920                   6,397
Property and equipment                  21,124                  23,913
Others assets                              575                     689
Current liabilities                     (1,516)                 (2,194)
Non-current liabilities                 (2,242)                 (3,189)
                                    -------------------    --------------------

Net assets                              93,451                  60,267
                                    ===================    ====================

(c)      Funded status of AmBev Pension Fund and Zerrenner Foundation

 Based on the report of our
independent actuary, the funded status and amounts recorded in our balance sheet are presented in accordance with SFAS No. 132, “Employer’s Disclosures about Pensions and other Post-retirement Benefits”, as follows:

 It has been assumed, for
measurement purposes, that health care cost trends for 2001 will not be considerably different from 2000. Our actuaries are unable to project the direction and pattern of changes in the assumed trend rates, the ultimate trend rates, nor can they estimate when the rates are expected to be achieved.

 Assumed health care cost
trend rates have a significant effect on the amounts reported for the welfare plans. A one-percentage-point change in assumed health care cost trend rates would have the following effects (all other assumptions have been held constant):
17 Commitments and contingencies

(a) Tax and legal claims

 We are contesting the
payment of certain taxes and contributions and have made court escrow deposits
(“Restricted deposits for legal proceedings”) of equivalent or lesser amounts pending final legal decisions. Our management believes that the accrued liability for legal proceedings, including interest, is sufficient to meet probable and reasonably estimable losses in the event of unfavorable rulings.

 Changes in the accrued
liabilities for legal proceedings are as follows:

                                                 2001                 2000
                                   --------------------  -------------------

At beginning of year                      310,979              163,309
    New provisions                        101,864              164,766
    Consolidation of subsidiaries           1,434               22,838
    Payments                              (19,991)             (14,275)
    Interest                                  527               12,980
    Reversals                             (64,695)             (13,544)
    Foreign exchange gains                (48,689)             (25,095)
                                  --------------------  -------------------

At end of year                            281,429              310,979
                                  ====================  ===================
The following probable losses have been identified based on the advice of outside legal counsel and have been provided as liabilities in our financial statements.
                                                      2001                 2000
                                       --------------------   ------------------

Indirect taxes (i)                                  182,961              197,462
Labor claims (ii)                                    46,399               39,898
Claims from distributors (iii)                       12,934               14,523
Income tax and social contribution (iv               17,570                7,927
Supplier and product claims                           1,791                4,001
Others                                               19,774               47,168
                                       --------------------   ------------------

Total accrued liabilities for legal proceedings     281,429              310,979
                                       ====================   ==================
AmBev may be exposed to additional possible risks, based on the opinion of the legal counsel, estimated at US$ 430,960 (2000 - US$ 223,000) which have not been provided. Although there can be no assurance that AmBev will prevail in every case, management does not believe that the ultimate disposition of these legal contingencies will have a material effect on AmBev’s financial condition or results of operations. (i)

                                         Indirect taxes

                                          2001                 2000
                            --------------------   ------------------

IPI and ICMS                          132,435              102,604
PIS and COFINS - taxes on revenues     44,539               74,619
Other                                   5,987               20,239
                            --------------------   ------------------

                                      182,961              197,462
                            ====================   ==================

 During 1999, we obtained an
injunction permitting the non-payment of PIS and COFINS (taxes on revenues) on interest income and simultaneously provided for the amount due, because the obligation is deemed probable, through a charge of approximately US$ 15,918 to
“Value-added and excise tax on sales” (2000 – US$ 24,000; 1999
– US$ 13,000). Although we have filed a claim against the tax authorities to support our view that this tax is unconstitutional, we have recognized the legal obligation for PIS and COFINS until such time we receive a final ruling or when the law itself is struck down. As of December 31, 2001 the provision amounts to US$ 44,539.

 In common with other
Brazilian taxpayers, we are prosecuting claims to be able to exclude for the period from 1988 to 1995 the indexation for inflation of certain PIS taxes. The taxpayers argue that Complementary Law 7/70 does not require indexation of the calculation basis, and the provision in the Decree-laws, which created indexation of the calculation basis, was overturned by the Federal Supreme Court and the Senate. The tax authorities asserted that the Federal Supreme Court and
Senate actions affected only the determination of the calculation basis, but did not affect the definition of the indexation procedure in the Decree-Laws.

 Until recently decisions at
the appellate court level had been inconsistent. On May 29, 2001 (ruling published on June 11, 2001) an arbitration session of the appellate court ruled in favor of the taxpayer. In the administrative system, the decisions have been favorable to the taxpayers, and the tax authorities are no longer issuing new infraction notices regarding this issue. Although the issue has not yet received a final unappealable ruling, the probability of the taxpayers’ position not prevailing is considered to be remote.

 On October 15, 2001, we
concluded the preliminary determination of the credits arising in the five-year prescriptive period prior to the date of our claim. The liability, including interest and charges, totaling US$ 48,413 was reversed to income
(“Value-added and excise taxes on sales”) during 2001. The amounts will be recovered by offsetting other Federal taxes due.

 We have also filed claims
against the tax authorities to support our view that certain taxes levied are unconstitutional, however we have been required by law to pay these amounts, deposit the amounts into court legal escrow accounts and/or make provisions for amounts legally due.

(ii) Labor claims

 We are involved in numerous
legal proceedings with former and current employees, mainly relating to dismissals, severance, health and safety premiums, supplementary retirement benefits and other matters. We have established provisions in connection with all proceedings for which we believe there is a probable chance of loss. Escrow deposits (“Restricted deposits for legal proceedings”), principally for labor claims, totaled US$ 23,085 at December 31, 2001 (2000 -
US$ 18,296). At December 31, 2001 none of these claims individually amounted to more than US$ 500.

(iii) Claims from distributors

 We have several claims
filed against us by former distributors whose contracts were terminated due to low sales volumes, failure of distributors to meet our guidelines and a general restructuring of the distribution network. Most of these claims were originally filed from 1996 through 2000.

 We have provisions for
probable losses of US$ 12,934, based on advice of outside legal counsel.

(iv) Income tax and social contribution

 During 1999, we reversed
US$ 30,929 of contingent liabilities to “Income tax benefit ”
relating to unasserted income tax exposures which were eliminated upon expiry of the applicable statutes of limitations. The most significant amount
(US$ 21,654) reversed related to the methodology for price-level restatement equity accounting adjustments in monthly balance sheets for tax purposes. Through to the date of expiration of the statute of limitations, the level of uncertainty was such that management considered the liability to be probable and estimable. We have subsequently realized the tax asset through offsetting of tax payments due.

(v) Other tax matters

 These legal proceedings
include claims for taxes on income, ICMS value-added taxes and IPI excise taxes, among others. We are prosecuting claims against the tax authorities to assure we effectively benefit from IPI tax exemptions on certain inputs. Currently the
“exemption” becomes a mere tax deferral at the time of sale. As these and other claims are contingent upon obtaining favorable, non-appealable judicial rulings, the corresponding assets, which might arise in the future, are only recognized once realization is assured.

(b) Environmental issues

 We are subject to federal,
state and local laws and regulations relating to the environment. These laws generally provide for control of air emissions and require responsible parties to undertake remediation of hazardous waste disposal sites. Civil penalties may be imposed for noncompliance.

 We provide for remediation
costs and penalties when a loss is probable and the amount is reasonably determinable. It is not presently possible to estimate the amount of all remediation costs that might be incurred or penalties that may be imposed. Our management does not presently anticipate that such costs and penalties, to the extent not previously provided for, will have a material adverse effect on our consolidated financial condition, statement of operations or liquidity.

 At present there are no
unasserted environmental claims or assessments. We have made substantial capital expenditures to bring existing facilities into compliance with various environmental laws. Recent expenditures are as follows:

 Budgeted expenditures for
the five-year period ending December 31, 2006 total approximately
US$ 102,500 (unaudited).

18 Business
segments

 We report our business
segment data in accordance with SFAS No. 131, “Disclosures about Segments of an Enterprise and Related Information”. SFAS No. 131 requires disclosure about products and services, geographical areas, and major customers.
AmBev’s business is comprised of two main segments: beer and soft drinks, which together accounted for 94 % of AmBev’s net sales in 2001 and 98% of
AmBev’s net sales in 2000.

 SFAS No. 131 requires that
segment data be presented in the U.S. GAAP financial statements on the basis of the internal information that is used by management for making operating decisions, including allocation of resources among segments, and segment performance based on information generated from its statutory accounting records which are maintained in accordance with Brazilian Corporation Law, the segment data of AmBev included in AmBev’s financial statements is presented under
Brazilian Corporation Law accounting principles (except as noted below). The
CADE decision was not handed down until April 7, 2000, at which time certain operating restrictions were lifted which had previously precluded consolidation under U.S. GAAP. Accordingly the underlying segment data in the U.S. GAAP financial statements, derived from the accounting records which are maintained in accordance with Brazilian Corporation Law, show the nine month information for Antarctica only as from April 1, 2000 because we were effectively precluded from modifying the level of resources allocated to the Antarctica business segments.

 Certain expenses were not
allocated to the segments. These unallocated expenses are corporate overheads, minority interests, income taxes and financial interest income and expense. We evaluate segment performance information generated from the statutory accounting records. Certain operating units do not separate operational expenses, total assets, depreciation and amortization. These amounts were allocated based on statutory gross sales.

 The local currency
information related to the statement of operations data has been translated to
U.S. dollars, for convenience purposes, at the average rates of exchange in effect for each period presented. The balance sheet information has been translated to U.S. dollars at the respective period-end exchange rates.
We have prepared a  reconciliation  of segment  information to our  consolidated financial statements.
 (1) Our U.S. GAAP net sales
differed from the net sales presented under Brazilian Corporation Law, in part because the revenues of some affiliates are included on a proportional consolidation basis under Brazilian Corporation Law, whereas these affiliated company revenues are not included in the consolidation under U.S. GAAP. This was partially offset by our having recorded in net sales value-added sales tax credits under U.S. GAAP, whereas under Brazilian Corporation Law these credits from our plants are recorded directly into shareholders’ equity. Similar credits from our subsidiaries are recorded under Brazilian Corporation Law as
Other non-operating income and are also reclassified to Value-added and excise taxes on sales under U.S. GAAP. Tax contingencies which are recorded under Other operating income (expense) for Brazilian Corporation Law purposes are also reclassified to Value-added and excise taxes on sales for U.S. GAAP reporting purposes. Revenues from no individual customer represent more than 10% of our consolidated sales.

 (2) Operating income under
U.S. GAAP differs in certain aspects from our operating income under Brazilian
Corporation Law principally due to differences in consolidation methodologies and to a lesser extent, to reclassifications of certain gains/losses which are recorded as Other non operating income/expense in the statutory books and are also reclassified to the respective income statement line items under U.S. GAAP,
i.e. gain/losses arising from disposal of property, plant and equipment, gains from tax credits granted to our subsidiaries, as mentioned above. Furthermore under U.S GAAP we record our actuarial expense with respect to pension plan and post-retirement benefits in accordance with SFAS No.87 and SFAS No.106, respectively.

 International sales and
operations arise from our subsidiaries in Argentina and Venezuela. Revenues from no individual customer represented more than 10% of our net sales.

                                                                 * * *

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                                                                F - 81